UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12
Companies Registrar Number (NIRE) 35.300.027.795
Publicly-Held Company
Special Stockholders’ Meeting
Call for Meeting

We invite the stockholders of this Company to convene in a Special General Meeting, to be held on December 17, 2003, at 4:00 p.m., at the Company’s head office, located in Cidade de Deus, Vila Yara, Osasco, São Paulo, Brazil, in the “Salão Nobre”, on the 5th floor of Prédio Novo, in order to:

  analyze the proposals submitted by the Company’s Board of Directors:

1. to group the 1,585,879,423,300 book-entry registered stocks, with no par value, of which 798,940,057,872 are common stocks and 786,939,365,428 are preferred stocks, the latter with no voting rights, representing the Capital Stock, in the proportion of 10,000 (ten thousand) the latter stocks for 1 (one) stock of the respective type, converting them into 158,587,941 book-entry registered stocks, with no par value, being 79,894,005 common stocks and 78,693,936 preferred stocks, the latter with no voting rights, as stated in Article # 12 of the Law 6,404/76;

2. to add, to the existing preferred stock privileges, the right to be offered in an eventual public sale of the Company’s stock control (tag along), entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid for common stocks, which are part of the controlling capital;

3. to set at 100% (one hundred per cent) of the price paid per common stock that is part of the controlling capital, the percentage to be paid to the remaining holders of common stocks, in an eventual public offering, resulting from the sale of the Company’s stock control;

4. to establish the Audit Committee, Compliance and Internal Control Committee and Remuneration Committee.

5. to include to existing duties performed by the Board of Directors, the approval of the Corporate Report on Internal Controls Conformity; the determination for the adoption of strategies, policies and measures aiming at the diffusion of a controlling and risk mitigation culture; and the definition of the Audit Committee members’ remuneration;

6. to create 3 (three) new Department Director positions, in order to meet the expansion and segmentation of the Company’s operating activities, and to increase from 60 (sixty) to 62 (sixty-two) years the age limit for occupying the referred position;

7. to consolidate the Company’s Bylaws, in order to reflect the changes mentioned in above items.

Documents Available to Stockholders: the proposals of the Board of Directors are available to interested parties both at the Company’s Stock and Custody Department, located in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, state of São Paulo, and at the São Paulo Stock Exchange (Bovespa), at Rua XV de Novembro, 275, Centro, São Paulo, state of São Paulo, besides being available at the Company’s website: www.bradesco.com.br in the Investor Relations Section.

Cidade de Deus, Osasco, São Paulo, December 1, 2003

Lázaro de Mello Brandão
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.